Exhibit 99.7

Form 52-109F1R Certification of refiled annual filings This certificate is being filed on the same date that Glass House Brands annual financial statements and management discussion and analysis for the financial year ended December 31, 2022. I, Kyle Kazan, Chief Executive Officer of Glass House Brands Inc., certify the following: 1. 2. 3. 4. 5. Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference annual filings issuer 2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings. Responsibility: The other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of , for the issuer. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the other certifying officer(s) and I have, as at the financial year end (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial 5.1 Control framework: other certifying officer(s) and I used to Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). 1

5.2 ICFR material weakness relating to design: The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the end of the financial year (a) (b) (c) a description of the material weakness; the impact of the material weakness on the financial reporting and its ICFR; and the current plans, if any, or any actions already undertaken, for remediating the material weakness. 5.3 .. Limitation on scope of design: N/A Evaluation: The other certifying officer(s) and I have evaluated, or caused to be evaluated under our supervision, the effectiveness of the 6 (a) DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and (b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the ICFR at the financial year end and the issuer has disclosed in its annual MD&A (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and (ii) for each material weakness relating to operation existing at the financial year end (a) (b) a description of the material weakness; the impact of the material weakness on the and its ICFR; and financial reporting (c) the current plans, if any, or any actions already undertaken, for remediating the material weakness. 7. .. Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the beginning on October 1, 2022 and ended on December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the 8 Reporting to the auditors and board of directors or audit committee: The other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the fraud that involves management or other employees who h ICFR. Date: April 1, 2024 (s) "Kyle Kazan" Kyle Kazan Chief Executive Officer 2